Form 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.20549


                       Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                    For the month of    November    2004



                         PINE VALLEY MINING CORPORATION
________________________________________________________________________
                (Translation of registrant's name into English)


         501 - 535 Thurlow Street Vancouver, B.C. Canada V6E 3L2
________________________________________________________________________
                (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F ..X....  Form 40-F ......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.


                         Yes ..........    No ....X.....


If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________________


VANCOUVER, BRITISH COLUMBIA, November 29, 2004 - Pine Valley Mining Corporation (TSX-VE: PVM; NASD OTC: PVMCF) is pleased to release its second quarter results during which it began coal production from the Willow Creek Coal Mine located in northeast British Columbia. Jeffrey M. Fehn, Chairman and Graham Mackenzie, President, Chief Executive Officer of Pine Valley will host a conference call and webcast to discuss the second quarter results on Tuesday, November 30, 2004 at 9:00am PST / 12:00pm EST.

The call can be accessed by calling the operator at 416-695-6120 or toll free 1-888-789-0150 prior to the scheduled start time. A playback version of the call will be available for two weeks up to December 14, 2004 at 416-695-5275 or North America toll free 1-888-509-0081. The live webcast of the call will be available at Pine Valley's web site www.pinevalleycoal.com

The Company realized revenues of $3.26 million for the three month period ended September 30, 2004, its second quarter, as a result of the Company's completion of the first commercial coal shipments totalling approximately 46,000 tonnes of pulverized coal injection ("PCI") metallurgical coal product. Minimal revenues were realized during the prior comparable period. The Company realized $0.65 million in income from mining operations during the period. In addition significant items impacting the Company's net income during the quarter were a gain of $1.05 million on foreign exchange as a result of forward exchange contracts entered into in August, 2004 with maturation dates from September 2004 to March 2005 and expenses of $0.95 million, including stock-based compensation expense of $0.67 million. As a result of the foregoing, the Company realized consolidated net income of $0.76 million for the second quarter.

The Company's activities during the fiscal second quarter were directed primarily towards the commencement of commercial coal production from the Willow Creek Coal Mine and the construction of facilities in order to increase the production rate. The Company's activities focused on the production of coal and construction of facilities to increase the production rate. The Company's phased plan to increase capacity over the next twelve months is outlined below:


Stage of Development          Production rate                  Operational Date
                              (tonnes annualized)

Current operations                540,000                          Summer 2004
Installation of coal
handling equipment              1,320,000                        December 2004
Wash plant and related
equipment installed             2,000,000                            July 2005

Under its current permit, the Company has the right to produce coal at an annual production level of up to 0.9 million tonnes. Management intends to file a permit amendment application with the provincial government regulators by early calendar 2005 requesting an increase in the permitted production level from the current 0.9 million tonnes per year to 2.0 million tonnes per year. However, there is no guarantee that the permit will be granted, and, if permission is delayed, the Company will be unable to increase production above current permitted levels until the new permit is received.

Based on the most recent design and procurement information available, Company management expects that capital project costs will be approximately $24 million an increase from the original estimates of approximately $6 million. The Company is funding the capital costs of the Willow Creek Mine, production expenses, working capital and general corporate purposes through revenues from coal production and a total of $24.95 million raised through the following:

An agreement was completed with Marubeni Corporation for a US$7.60 ($10.00) million debt facility in May 2004;
a non-brokered private placement was completed for $3.00 million in May 2004; warrant and option exercises have totalled $3.71 million since April 2004; and an agreement was completed with The Rockside Foundation for an aggregate principal sum debt facility of up to US$7.00 ($8.24) million in November 2004.

The Company's financial statements and management discussion and analysis describing the fiscal second quarter results in detail accompany this news release or may be accessed through the Company web site www.pinevalleycoal.com or at www.sedar.com.



PINE VALLEY MINING CORPORATION
"Graham Mackenzie"
President and Chief Executive Officer

Pine Valley Mining Corporation web site: www.pinevalleycoal.com
Contacts:
Graham Mackenzie                          Mark Fields
President & CEO                           Executive Vice President
(604) 682-4678                           (604) 682-4678
Vancouver, British Columbia, Canada       Vancouver, British Columbia, Canada
gmackenzie@pinevalleycoal.com             mfields@pinevalleycoal.com



The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.



CAUTIONARY STATEMENT

This news release contains certain "forward looking statements", as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company's operations, markets, products and prices and other risk factors. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Discussion of the risk factors faced by the Company are discussed in greater detail in the Company's various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company's Form 20-F dated September 30, 2004.









                                  Signatures




 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.









                                          Pine Valley Mining Corporation

Date:    November 29, 2004                    "Graham Mackenzie"
                                      President and Chief Executive Officer